UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           BAUSCH & LOMB INCORPORATED
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    071707103
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |X| Rule 13d-1(b)
                                | | Rule 13d-1(c)
                                | | Rule 13d-1(d)

CUSIP No. 071707103


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1          NAME OF REPORTING PERSON   Hotchkis and Wiley Capital Management, LLC
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           95-4871957

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
                                                                          (b)| |

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware

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      NUMBER OF         5        SOLE VOTING POWER                       542,420
        SHARES
     BENEFICIALLY     ----------------------------------------------------------
       OWNED BY         6        SHARED VOTING POWER                           0
        EACH
      REPORTING       ----------------------------------------------------------
       PERSON           7        SOLE DISPOSITIVE POWER                  691,620
        WITH
                      ----------------------------------------------------------
                        8        SHARED DISPOSITIVE POWER                      0

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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           708,160 shares (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             ___

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                1.4%

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12         TYPE OF REPORTING PERSON                                           IA

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Item 1(a).        Name of Issuer:

                  Bausch & Lomb Incorporated

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  One Bausch & Lomb Place
                  Rochester, NY 14604-2701

Item 2(a).        Name of Person Filing:

                  Hotchkis and Wiley Capital Management, LLC

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  725 South Figueroa Street, 39th Floor
                  Los Angeles, CA 90017-5439

Item 2(c).        Citizenship

                  Delaware

Item 2(d).        Title of Class of Securities:

                  Common Shares

Item 2(e).        CUSIP Number:

                  071707103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a)/ /   Broker or dealer registered under Section 15 of the
                  Exchange Act.
         (b)/ /   Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)/ /   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.
         (d)/ /   Investment company registered under Section 8 of the
                  Investment Company Act.
         (e)/X/   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E).
         (f)/ /   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).
         (g)/ /   A parent holding company or control person in accordance
                  with Rule 13d-1(b)(ii)(G).
         (h)/ /   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
         (i)/ /   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.
         (j)/ /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            The information in items 1 and 5 through 11 on the cover page on Schedule 13G is hereby incorporated by reference.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:			February 10, 2004

Signature:		/s/ Anna Marie Lopez

Name/Title:		Anna Marie Lopez
			Chief Compliance Officer